February 20, 2007

Room 4561

Mr. Peter S. Teshima
Corporate Vice President-Finance and
 Chief Financial Officer
Magma Design Automation, Inc.
5460 Bayfront Plaza
Santa Clara, CA 95054

> **Re:** **Magma Design Automation, Inc.**
> **Form 10-K for Fiscal Year Ended April 2, 2006**
> **Filed June 15, 2006**
> **Form 8-K filed January 25, 2007**
> **File No. 000-33213**

Dear Mr. Teshima:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended April 2, 2006

Consolidated Statements of Operations, page 63

1. We note that you include revenues related to bundled license and PCS arrangements as part of the "licenses" caption within your statements of operations. Please provide us with the amounts of such revenue during each period presented and explain to us how you evaluated your compliance with Rule 5-03 of Regulation S-X given this commingling of product and service revenues. As part of your response, indicate whether you considered separately reporting the revenue related to the bundled arrangements.

Form 8-K filed January 25, 2007

Exhibit 99.1

2.   We believe the columnar format of the "Non-GAAP Condensed Consolidated
        Statements of Operations" appearing in your earnings release furnished in Form
        8-K may create the unwarranted impression to investors that this non-GAAP
        statement of operations has been prepared under a comprehensive set of
        accounting rules or principles while also conveying undue prominence to a
        statement based on non-GAAP measures. In addition, Section II.A.2 of SEC
        Release 33-8176 defines non-GAAP measures and does not contemplate
        including non-GAAP financial statements as a "measure." Please remove that
        presentation, or explain to us in reasonable detail why its retention is justified in
        light of these concerns. As a substitute for this presentation format, you may
        consider presenting only individual non-GAAP measures (i.e., line items,
        subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the
        Division of Corporation Finance's Frequently Asked Questions Regarding Use of
        Non-GAAP Financial Measures, Question 8.

                                    * * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief